  Exhibit 99.1
AMEX : REX
TSX : VIR
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES PIVOTAL OVAREX® MAb TRIAL RESULTS
FAIL TO ACHIEVE STATISTICAL SIGNIFICANCE

EDMONTON, ALBERTA – December 5, 2007– ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for certain solid tumours, announced today that preliminary analysis of results from the two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer showed that the studies failed to reach statistical significance.

The two identical Phase III trials, IMPACT I and IMPACT II, were randomized, double-blind, placebo-controlled trials conducted at over 60 centers across the United States. The studies enrolled 367 ovarian cancer patients and assessed the efficacy of OvaRex® mono-immunotherapy during the so-called “watchful waiting” period following front-line carboplatin-paclitaxel based chemotherapy. The studies demonstrated no difference between active (standard of care followed by OvaRex® MAb) and control (standard of care followed by placebo) treatment arms.  The results of IMPACT I and IMPACT II were consistent with each other.

“While disappointing to ViRexx, the impact of the trial results will unfortunately be felt most by women suffering with ovarian cancer given their significant unmet medical need. On behalf of the Company, I would like to thank all the patients and investigators that took part in the clinical program,” said Darrell Elliott, Executive Chairman and CEO of ViRexx. “We intend to assess fully the trial results and assumptions underlying the program prior to determining the next steps. Despite this setback for the OvaRex® MAb, we have confidence in our  three earlier stage programs, that are based upon two platform technologies separate from OvaRex® MAb, specifically T-ACT™ and Chimigen™,  and  that warrant continued development.”

The trials were conducted by ViRexx’s licensing partner, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR). The program sought to confirm data observed in a subset analysis of a prior randomized phase II study, which suggested the potential of OvaRex® MAb to extend the time to disease relapse among patients who had successfully completed front-line therapy. The studies were well balanced in terms of patient demographics and the safety profile was similar between active and control populations. There were no statistically significant differences in safety profiles and the quality of life between the active and control groups.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours.

For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Darrell Elliott Executive Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com